[CHAPMAN AND CUTLER LLP]

September 26, 2013

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust

        File Nos. 811-07619 and 333-03715

Dear Mr. Brown:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Nuveen Investment Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 7, 2013, which relates to Nuveen Global Tactical Opportunities Plus Fund (the “Fund”), a series of the Trust.

PROSPECTUS

COMMENT 1 – FUND SUMMARY – FEES AND EXPENSES OF THE FUND

In the Shareholder Fees table, because the Fund does not charge a Maximum Sales Charge (Load) Imposed on Reinvested Dividends and an Exchange Fee, consider removing these line items from the table.

RESPONSE TO COMMENT 1

Notwithstanding the fact that the Fund does not charge a Maximum Sales Charge (Load) Imposed on Reinvested Dividends or an Exchange Fee, Item 3 of Form N-1A provides that these line items be a part of the Shareholder Fees table and does not require that they be deleted from the disclosure when the Fund does not charge them.

COMMENT 2 – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES

In the first paragraph of the Principal Investment Strategies section, clarify the meaning of the phrase, “over a reasonable period of time,” in the sentence, “The Fund seeks to achieve this outperformance over a reasonable period of time, although there is no guarantee that it will be able to do so.” Disclose whether this time period is anticipated to be more or less than three years.

RESPONSE TO COMMENT 2

“A reasonable period of time” has been revised to “a rolling three-year period,” in the disclosure.

COMMENT 3 – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES

In the second bullet point of the third paragraph of the Principal Investment Strategies section, with respect to “high-yield debt securities,” state that these securities are “below investment grade” and commonly referred to as “junk” bonds.

RESPONSE TO COMMENT 3

The disclosure has been revised in response to this comment.

COMMENT 4 – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES

Disclose the maturity range of the debt securities held by the portfolio.

RESPONSE TO COMMENT 4

The Fund does not invest in debt securities within a defined maturity range. As a result, we have not disclosed in the prospectus a specific maturity range with respect to the Fund’s investments in debt securities.

COMMENT 5 – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES

In the fourth paragraph of the Principal Investment Strategies section, romanette (iii) provides that the Fund will invest in “non-U.S. government obligations.” Clarify this disclosure so that it is clear that these investments are “foreign government obligations.”

RESPONSE TO COMMENT 5

“Non-U.S. government obligations” has been revised to “obligations issued by non-U.S. governments.”

COMMENT 6 – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES

Pursuant to Rule 35d-1, the term “global” suggests diversification among investments in a number of different countries throughout the world. In the fourth paragraph of the Principal Investment Strategies section, the last sentence provides that the Fund will have “significant exposure to countries outside of the U.S., and will have investment exposure to at least three different countries (one of which may be the U.S.).” What percentage of the Fund’s portfolio will be invested outside of the United States? Explain the reasons and the policies that allow the Fund to utilize the term, “Global,” in its name. Please note that the staff believes that a fund that has “global” in its name should invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets outside the United States.

RESPONSE TO COMMENT 6

The disclosure has been revised to the following, which sets forth the policies that allow the Fund to use “Global” in its name:

Under normal market conditions, the Fund will invest at least 40% of the sum of its net assets and the amount of any borrowings for investment purposes in non-U.S. securities and will invest in securities of at least three different countries (one of which may be the United States). The Fund will classify a security as being U.S. or non-U.S. based on the country of issuance, in the case of government obligations, or on the determination of an unaffiliated, recognized financial data provider in the case of other securities. Such determinations are based on a number of criteria, such as the issuer’s country of domicile, the primary stock exchange on which the security trades, the location from which the majority of the issuer’s revenue comes, and the issuer’s reporting currency. In the case of ETFs, the classification will be based on the geographic focus of the ETF as determined by the financial data provider. In addition to obtaining non-U.S. exposure through direct investments in securities, the Fund may obtain a significant amount of non-U.S. exposure through investments in derivative instruments.

COMMENT 7 – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES

In the fifth paragraph of the Principal Investment Strategies section, the disclosure states that it will use derivative instruments. Will the Fund use a Cayman subsidiary for its investments in derivative instruments? Confirm that each of the listed types of derivative instruments will be a part of the Fund’s principal investment strategies. Please disclose whether the Fund intends to segregate liquid assets in an amount consistent with the Commission’s guidance set forth in Investment Company Act Release 10666 (April 18, 1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996) (collectively, “Release 10666”). In doing so, please consider the effects of any short positions that may be used to reduce the Fund’s exposure to its long positions, and whether the short position will be netted in determining the amount of liquid assets required to be set aside by the Fund.

RESPONSE TO COMMENT 7

The Fund will not be using a Cayman subsidiary to invest in derivative instruments. Furthermore, it is anticipated that each of the listed types of derivative instruments will be a part of the Fund’s principal investment strategies. Finally, the Fund expects to segregate liquid assets in an amount consistent with the Commission’s guidance in Release 10666. Disclosure regarding the Fund’s segregation policy is included in the “Asset Coverage Requirements” section in the statement of additional information.

COMMENT 8 – FUND SUMMARY – PRINCIPAL RISKS

For the “Derivatives Risk” in the Principal Risks section, please confirm that the risk disclosure discusses each type of derivative identified in the Principal Investment Strategies section.

RESPONSE TO COMMENT 8

The risk disclosure discusses each type of derivative instrument identified in the principal investment strategies.

COMMENT 9 – FUND SUMMARY – PRINCIPAL RISKS

To the extent that the Fund will invest in small- or mid-cap securities as part of its principal investment strategies, please provide a small-/mid-cap risk in the Principal Risks section.

RESPONSE TO COMMENT 9

The disclosure has been revised in response to this comment.

COMMENT 10 – FUND SUMMARY – PRINCIPAL RISKS

In the High Yield Securities Risk, please modify the risk factor to disclose the speculative nature of these types of investments and that they are commonly referred to as “below investment grade” and “junk” bonds.

RESPONSE TO COMMENT 10

The disclosure has been revised in response to this comment.

COMMENT 11 – FUND SUMMARY – PRINCIPAL RISKS

With respect to the “Other Investment Companies Risk,” confirm that the potential principal risks of other investment companies in which the Fund invests are reflected in this risk.

RESPONSE TO COMMENT 11

The disclosure has been revised in response to this comment.

COMMENT 12 – FUND SUMMARY – TAX INFORMATION

Please add the phrase, “which may be taxable upon withdrawal,” at the end of the sentence in the Tax Information section.

RESPONSE TO COMMENT 12

The disclosure has been revised in response to this comment.

COMMENT 13 – HOW WE MANAGE YOUR MONEY – WHO MANAGES THE FUND

Under Who Manages the Funds, please provide disclosure regarding what each portfolio manager has done specifically in the last five years (since 2008).

RESPONSE TO COMMENT 13

The disclosure has been revised in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 14 – INVESTMENT RESTRICTIONS

At the end of the first full paragraph of page S-4, please modify the disclosure so that it provides that no exemptive order has been issued, applied for or pending with respect to the limitation set forth in number (3). Please also add disclosure that states that there is no guarantee that such an exemptive order, if applied for, will be issued.

RESPONSE TO COMMENT 14

The Investment Restrictions section in the statement of additional information has been revised so that this comment is no longer applicable.

COMMENT 15 – INVESTMENT RESTRICTIONS

In the second full paragraph of page S-4 please delete the phrase, “securities of foreign governments,” as these types of investments should not be excluded from the limitation in number (7).

RESPONSE TO COMMENT 15

The Investment Restrictions section in the statement of additional information has been revised so that this comment is no longer applicable.

COMMENT 16 – INVESTMENT RESTRICTIONS

In the third full paragraph on page S-4, please disclose that to the extent that the income from a municipal bond is derived from a specific project and the securities are deemed to be from the industry of that project, the concentration policy will apply.

RESPONSE TO COMMENT 16

The Investment Restrictions section in the statement of additional information has been revised so that this comment is no longer applicable.

COMMENT 17 – INVESTMENT POLICIES AND TECHNIQUES

On page S-22, the disclosure provides that the Fund may invest in preferred stock and REITs as a part of its principal investment strategy, please confirm that this disclosure is accurate and make the appropriate disclosures in the prospectus.

RESPONSE TO COMMENT 17

The disclosure has been revised in response to this comment.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren